UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                       Commission File Number 333-14041-1

TRUST CREATED BY BLOCK  MORTGAGE  FINANCE,  INC.  (under a Pooling and Servicing
Agreement dated as of December 31, 1996, which Trust is the Issuer of Block Mortgage Finance Asset Backed Certificates, Series 1997-1)
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           (Exact name of the registrant as specified in its charter)


                  Banker's Trust Company of California, N.A.
                            3 Park Plaza, 16th Floor
                            Irvine, California 62614
                                 (714) 253-7575


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                 (Address, including zip code, and telephone)


         Block Mortgage Finance Asset Backed Certificates, Series 1997-1
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            (Title of each class of securities covered by this Form)


                                      none
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             (Titles of all other classes of securities for which a
           duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(l)(i)     ____         Rule 12h-3(b)(l)(i)     ____
            Rule 12g-4(a)(l)(ii)    ____         Rule 12h-3(b)(l)(ii)    ____
            Rule 12g-4(a)(2)(i)     ____         Rule 12h-3(b)(2)(i)     ____
            Rule 12g-4(a)(2)(ii)    ____         Rule 12h-3(b)(2)(ii)    ____
                                                 Rule 15d-6              _X__

     Approximate number of holders of record as of the certification or notice date: less than 20

      Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                              BLOCK FINANCIAL CORPORATION, not in its individual capacity, But solely as a duly authorized agent of the Registrant pursuant to Section 8.17 of the Pooling and Servicing Agreement, dated
                              December 31, 1996


Date: January 30, 1998        By: /s/ Bret Wilson
                                  ----------------------------------------
                                  Bret Wilson
                                  Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.